SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                                (AMENDMENT NO. 1)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           CARE INVESTMENT TRUST INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        TIPTREE FINANCIAL PARTNERS, L.P.
                        (NAME OF FILING PERSON (OFFEROR)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    141657106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GEOFFREY KAUFFMAN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                        TIPTREE FINANCIAL PARTNERS, L.P.
                          780 THIRD AVENUE, 29TH FLOOR
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (646) 388-5900
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                           MICHAEL R. LITTENBERG, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 756-2000

                            CALCULATION OF FILING FEE


===============================================================================
                  TRANSACTION VALUATION*    AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
                           $182,393,316     $13,005
===============================================================================

* Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a purchase price of $9.00 per share.

 ** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and equals $71.30 per million of the value of the transaction. It was calculated by multiplying the transaction valuation amount by 0.0000713.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,302.70       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule 14A  Date Filed: April 13, 2010

Amount Previously Paid: $8,698.24       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule TO-I Date Filed: April 16, 2010

Amount Previously Paid: $3.70       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule TO-I Date Filed: July 15, 2010

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1

|_| issuer tender offer subject to Rule 13e-4

|_| going-private transaction subject to Rule 13e-3

|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                  INTRODUCTION

      This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended, this "Schedule TO") filed with the Securities and Exchange Commission on July 16, 2010 by Tiptree Financial Partners, L.P., a Delaware limited partnership ("Tiptree"), and relates to the tender offer by Care Investment Trust, Inc., a Maryland corporation ("Care," or the "Company"), to purchase up to all outstanding shares of its common stock, par value $0.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $9.00 per share in cash, less any applicable withholding taxes and without interest pursuant to the purchase and sale agreement, dated March 16, 2010, between the Company and Tiptree, as amended. The Company's offer was made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2010 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the tender offer ("Tender Offer"). With respect to the Tender Offer that is the subject of this Schedule TO, Tiptree is a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such is filing this Schedule TO as an Offeror.

      All information in the Offer to Purchase, the accompanying Letter of Transmittal and other related materials, which were previously incorporated by reference to this Schedule TO as exhibits, is incorporated herein by reference in response to all applicable items of this Schedule TO. All information in this Schedule TO relating to Care has been supplied by Care and all information relating to Tiptree has been supplied by Tiptree.

ITEM 11.    ADDITIONAL INFORMATION.

       Item 11 of this Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

       "The Tender Offer expired at 12:00 p.m., New York time, on Friday, August 13, 2010.

       Pursuant to the Offer to Purchase, the Company accepted for purchase in accordance with the terms of the Tender Offer all shares that were properly tendered and not properly withdrawn prior to the expiration of the Tender Offer. BNY Mellon Shareowner Services, the depositary for the Tender Offer, has advised the Company that, as of the expiration of the Tender Offer, a total of approximately 19.74 million shares of common stock were validly tendered to the Company and not withdrawn, representing approximately 97.4% of the outstanding shares of common stock of the Company prior to the new issuance of common stock to Tiptree. Upon the terms and subject to the conditions of the Tender Offer, the Company will promptly pay an aggregate of approximately $177.66 million to the stockholders that tendered their shares of common stock."

ITEM 12.  EXHIBITS.

EXHIBIT NO.                                 DESCRIPTION

(a)(6)    Press Release, dated August 13, 2010.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TIPTREE FINANCIAL PARTNERS, L.P.



                                             By: /s/ Geoffrey Kauffman
                                                 ------------------------------
                                                 Name: Geoffrey Kauffman
                                                 Title: President and
                                                        Chief Operating Officer


Dated:  August 13, 2010

                                  EXHIBIT INDEX

(a)(1)(A)*       Offer to Purchase, dated July 15, 2010.
(a)(1)(B)*       Letter of Transmittal.
(a)(1)(C)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(1)(D)* Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(2)           Not Applicable.
(a)(3)           Not applicable.
(a)(4)           Not applicable.
(a)(5)*          Press Release, dated July 15, 2010.
(a)(6)****       Press Release, dated August 13, 2010
(b)              Not Applicable.
(c)              Not Applicable.
(d)(1)**         Purchase and Sale Agreement, dated March 16, 2010.
(d)(2)***        First Amendment to Purchase and Sale Agreement, dated
                 July 6, 2010.
(g)              Not Applicable.
(h)              Not Applicable.


* Filed as an exhibit to Care Investment Trust Inc.'s Schedule TO-I/A (File No. 005-82950) filed on July 15, 2010.

** Previously filed as Exhibit 10.1 to Care Investment Trust Inc.'s Form 8-K (File No. 001-3549) filed on March 16, 2010.

*** Previously filed as Exhibit 10.1 to Care Investment Trust Inc.'s Form 8-K (File No. 001-33549) filed on July 7, 2010.

**** Filed as Exhibit 99.1 to Care Investment Trust Inc.'s Form 8-K
     (File No. 001-33549) filed on August 13, 2010.